UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HireRight, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

433538 10 5

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433538 10 5

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Split Rock Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,435,291 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,435,291 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,435,291 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 12.6%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 433538 10 5

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) SPVC V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 668,477 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 668,477 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 668,477 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 433538 10 5

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) SPVC VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 766,814 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 766,814 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 766,814 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer The name of the issuer is HireRight, Inc. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices The address of the principal executive offices of the Issuer is 5151 California Avenue, Irvine, CA 92617.

Item 2.
(a)

Name of Person Filing
Split Rock Partners, LLC (“Split Rock”), SPVC V, LLC (“SPVC V”) and SPVC VI, LLC (“SPVC VI”).  Split Rock, SPVC V and SPVC VI are collectively referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence The principal business address of each of the Reporting Persons is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.
	(c)	Citizenship Each of the Reporting Persons is a Delaware limited liability company.
	(d)	Title of Class of Securities The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is 433538 10 5.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

SPVC V is the record owner of 668,477 shares of Common Stock of the Issuer.  SPVC VI is the record owner of 625,217 shares of Common Stock of the Issuer, and is also the record owner of a warrant representing the right to purchase 141,597 shares of Common Stock of the Issuer, which is exercisable within 60 days.  Split Rock may be deemed to own beneficially 1,435,291 shares of Common Stock of the Issuer.  SPVC V and SPVC VI are jointly managed by Split Rock and Vesbridge Partners, LLC; however, voting and investment power over the shares has been delegated solely to Split Rock.  Split Rock has delegated all voting and investment power with respect to the shares to four individuals, who require a two-thirds vote to act.

(b)

Percent of class:

Split Rock:12.6%, SPVC V: 6.0%, and SPVC VI: 6.7%.  The foregoing percentages are calculated based on the 11,231,941 shares of Common Stock represented to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2007.

	(c)	Number of shares as to which Split Rock has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,435,291
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,435,291
Number of shares as to which SPVC V has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 668,477

(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 668,477
Number of shares as to which SPVC VI has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 766,814
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 766,814

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2008.

SPLIT ROCK PARTNERS, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer

SPVC V, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer

SPVC VI, LLC

By:	SPVC Management VI, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer